                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       ---------------------------------

                                   FORM 8-A/A

                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------

                           The InterCept Group, Inc.
             (Exact name of Registrant as Specified in Its Charter)


             Georgia                                   58-2237359
      (State of Incorporation                        (I.R.S. Employer
          or Organization)                         Identification Number)


     3150 Holcomb Bridge Road                             30071
            Suite 200                                   (Zip Code)
          Norcross, Georgia
(Address of Principal Executive Offices)

If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to                     securities pursuant to
Section 12(b) of the Exchange              Section 12(g) of the Exchange
Act and is effective pursuant              Act and is effective pursuant
to General Instruction A.(c),              to General Instruction A.(d),
please check the following box. [ ]        please check the following box. [X]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                      Name of Each Exchange on
          Be so Registered                Which Each Class is to be Registered
        --------------------              ------------------------------------
                None                                      N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                      Common Stock, no par value per share
                      ------------------------------------
                                (Title of Class)

     Items 1 and 2 of the Company's Registration Statement on Form 8-A dated March 25, 1999 are hereby amended and restated as follows:

Item 1.  Description of Registrant's Securities to be Registered.

     The following description of our capital stock is only a summary and is subject to the provisions of our articles of incorporation and bylaws and the provisions of applicable law. You should read carefully the articles and bylaws, which are included as exhibits to this Amendment No. 1 to the Registration Statement on Form 8-A.

Authorized and Outstanding Capital Stock

     Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. As of September 30, 1999, there were 10,115,972 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

     The holders of common stock are entitled to receive dividends that are legally declared by the board of directors. Each shareholder is entitled to one vote per share on all matters to be voted upon. Holders of common stock are not entitled to cumulate votes for the election of directors and do not have preemptive, redemption or conversion rights. In the event of a liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in our net assets available for distribution to common shareholders. All outstanding shares are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future.

Preferred Stock

     Our board of directors can issue, without further action or vote by the holders of the common stock, shares of preferred stock in one or more series and fix any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as shall be set forth in resolutions adopted by the board of directors. Articles of amendment must be filed with the Georgia Secretary of State prior to the issuance of any shares of preferred stock of the applicable series. Any preferred stock issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up.
In addition, this preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock or cause a decrease in the market price of the common stock. We have no present plan to issue any additional shares of preferred stock.

Certain Provisions of the Articles, Bylaws and Georgia Law

     Some provisions of our articles of incorporation and bylaws and Georgia law, summarized in the following paragraphs, may be considered to have anti-takeover effects. They may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in the shareholder's best interest or that might result in payment of a premium over the market price for shares held by the shareholder.

   Number and term of directors.

     Our articles of incorporation provide that we shall have not less than 4 nor more than 12 directors. The board of directors is divided into three classes of directors serving staggered three-year terms. Approximately one-third of the board of directors are elected at each annual meeting of shareholders. The classification of directors, together with other provisions in the articles and bylaws that limit the removal of directors and permit the remaining directors to fill any vacancies on the board of directors, make it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not such change in the board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believes that such a change would be desirable. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies. Currently, the terms of Class I directors expire in 2002, the terms of Class II directors expire in 2000 and the terms of Class III directors expire in 2001.

   Removal of directors and filling vacancies.

     Our bylaws provide that a director may be removed only with cause by the vote of the holders of 66 2/3% of the shares entitled to vote for the election of directors at a meeting of shareholders called to remove that director. Unless the board of directors otherwise determines, any vacancies, including vacancies resulting from an increase in the number of directors, will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

   Special shareholder meetings.

     Our bylaws provide that our shareholders may call special meetings of the shareholders only if those shareholders hold outstanding shares representing a majority of all votes entitled to be cast on any issue proposed to be considered at the special meeting.

   Advance notice provisions for shareholder nominations and shareholder proposals.

     Our bylaws provide that at an annual meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only by or at the direction of the board of directors, the Chairman of the board of directors or the President, or by a shareholder who has complied with the advance notice procedures set forth in the bylaws.

     One purpose of requiring shareholders to give us advance notice of nominations and other business is to give the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the
advisability of the other proposed business.   If the board of directors
considers it necessary or advisable, these provisions provide our board the opportunity to inform shareholders and make recommendations about the qualifications or business, and to provide a more orderly procedure for conducting meetings of shareholders. The bylaws do not give the board of directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action. However, the provisions may preclude a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed. These provisions may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

   Board and shareholder action required for certain transactions.

     Our articles of incorporation require the affirmative vote of at least 66 2/3% of the directors for the following corporate actions to be submitted to a vote of the shareholders:

     .    a sale of all or substantially all of our assets;

     .    our liquidation or dissolution;

     . our merger, consolidation or reorganization, unless our shareholders immediately prior to the transaction own at least a majority of our combined voting power resulting from the merger, consolidation or reorganization; or

     .    any increase in the number of directors above 12 directors.

In addition, the affirmative vote of the holders of 66 2/3% of our common stock is required for shareholder approval of any these actions.

   Issuance of preferred stock.

     Our board of directors has the power to issue 1,000,000 shares of preferred stock, in one or more classes or series and with rights and preferences as determined by the board of directors, all without shareholder approval. Because the board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may allow the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock. The board of directors has no present plans to issue any additional shares of preferred stock.

   Georgia anti-takeover statutes.

     Georgia law generally restricts a company from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of the company's voting stock, or its affiliates for a period of five years after the date on which such shareholder became an interested shareholder, unless:

     . the transaction is approved by the board of directors of the company prior to the date the person became an interested shareholder;

     . the interested shareholder acquires 90% of the company's voting stock in the same transaction in which it exceeds 10%; or

     . subsequent to becoming an interested shareholder, the shareholder acquires 90% of the company's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the matter.

     Georgia law provides that these restrictions will not apply unless the bylaws of the corporation specifically provide that these provisions of Georgia law are applicable to the corporation. We have not elected to be covered by such statute, but we could do so by action of the board of directors at any time.

Director Indemnification and Limitation of Liability

     Our articles of incorporation eliminate, with some exceptions, the personal liability of a director to our company or our shareholders for monetary damage for breaches of the director's duty of care or other duties as a director. This elimination of liability does not apply to:

     . any appropriation, in violation of the director's duties, of any of our business opportunities;

     . acts or omissions that involve intentional misconduct or a knowing violation of law;

     .  unlawful corporate distributions; or

     . any transactions from which the director derived an improper personal benefit.

     Our articles also provide that if Georgia law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the amended law, without further action by the shareholders. These provisions of the articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to a shareholder or us.

     Our bylaws require us to indemnify and hold harmless any director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, including any action or suit by or in our right, because he or she is or was one of our directors. The bylaws require indemnification against expenses, including attorney's fees and disbursements, court costs and expert witness fees, judgments, fines, penalties, and amounts paid in settlement incurred by him or her from the action, suit or proceeding. Indemnification would be disallowed under any circumstances where indemnification may not be authorized by action of the board of directors, the shareholders or otherwise.

     We have entered into separate indemnification agreements with each of our directors and executive officers, in which we agreed, among other things, to provide for indemnification and advancement of expenses with similar terms and conditions to those in the bylaws. These agreements also require us to purchase and maintain liability insurance for the benefit of our directors and executive officers. The shareholders cannot change these agreements. There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents where indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

     Our bylaws also address potential conflicts of interest between us and Netzee, Inc., a company in which we own approximately 49%, and provide for the allocation of transactions that otherwise could constitute corporate opportunities of both companies. These provisions clarify that a director or officer has fulfilled his fiduciary duty and any other duty, is deemed to have acted in what he reasonably believes to be in our best interests, and has not derived an improper benefit, if the director or officer acts consistently with the following policy:

     . if the person is one of our officers or directors who is also a director but not an officer of Netzee, the opportunity belongs to us unless it is expressly offered to that person primarily in his capacity as a director of Netzee;

     . if the person is one of our directors who is also an officer of Netzee, the opportunity belongs to Netzee unless it is expressly offered to that person primarily in his capacity as an InterCept director; and

     . if the person is an officer of both companies or a director of both companies, the opportunity belongs to us unless it is expressly offered to that person primarily in his capacity as an officer or director of Netzee.

     A corporate opportunity offered to a person under circumstances that make it unclear whether it was offered primarily in that person's capacity as an officer or director of us or Netzee may be presented to the company the director or officer deems appropriate under the circumstances in his sole discretion exercised in good faith.

     Conduct which does not follow these guidelines does not void the transaction or create a breach of duty, but is governed by the bylaws generally, our articles, the Georgia Code and other applicable law.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is SunTrust Bank, Atlanta.


Item 2.  Exhibits.

     The following exhibits are filed as a part of this Registration Statement:

Exhibit No.     Description
-----------     -----------
    1           Amended and Restated Articles of Incorporation of The InterCept
                Group, Inc., as deemed filed with the Secretary of State of Georgia on April 29, 1998.

    2           Bylaws (Amended and Restated) of The InterCept Group, Inc.

    3 Amendment to Bylaws (Amended and Restated) of the InterCept Group, Inc., adopted October 1, 1999.

    4           Specimen Common Stock Certificate.*


-----------
* Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (No. 333-47197) as declared effective by the Securities and Exchange Commission on June 9, 1998.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE INTERCEPT GROUP, INC.


                                        /s/ John W. Collins
                                        ----------------------------------
                                        John W. Collins
                                        Chief Executive Officer

Date:  October 1, 1999
               -